December 21, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IA Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Dear Mr. Larry Spirgel:

Reference is made to the Staff’s comment letter dated December 8, 2006 (the “Staff’s Letter”) to IA Global, Inc. (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s letter on the annual report on Form 10-K for the fiscal year ended December 31, 2005 (“annual report”) and on the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “quarterly report”).

For convenience of reference, each Staff comment contained in your letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Mr. Henderson and Mr. Suchiro a courtesy copy of this letter, two courtesy copies of Amendment No. 1 to the Form 10-K filed by the registrant on the date hereof, one copy of which has been marked to reflect changes made to the Form 10-K filed with the Commission on April 17, 2006 and two courtesy copies of Amendment No. 1 to the Form 10-Q filed by the registrant on the date hereof, one copy of which has been marked to reflect changes made to the Form 10-Q filed with the Commission on November 14, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the annual report and the quarterly report.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-4A

1.

If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. If so, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of goods sold” as required by SAB 11(B).

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 8.

Note 3, Global Hotline, Inc., page F-18

2.

For the first contract, please confirm to us that the $1.4 million in penalties is included in cost of sales. If not, tell us how you accounted for the penalties and the basis for your accounting. Also, tell us how you accounted for the $1.7 million in penalties charged to 3S Networks in the statement of operations and the basis for your accounting.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 3.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

December 21, 2006

3.

For the second contract, please tell how you accounted for the $1.1 million in penalties and the basis for your accounting. We note that these penalties represent refund of revenues to the customer for not attaining your target. Also, tell us in more detail how the amendment to this contract resulted in recognizing a $2.9 million of deferred revenue.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 3.

4.	Please disclose the nature and amount of each intangible asset.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 3.

5.	Please provide all the applicable disclosures under paragraph 51 of SFAS 141.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 3.

Note 9, Intangible Assets, page F-23

6.

We note that you utilized an independent appraisal expert to value your intellectual property acquired. While you are not required to make reference to this independent appraisal expert, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent appraisal expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 9.

Note 13, Convertible Debentures, page F-26

7.

Please tell us how you have applied the guidance of FAS 150, FAS 133 and EITF 00-19 in evaluating whether the debt conversion feature is an embedded derivative that should be separated from the debt host and accounted for at fair market value. We note that the notes are convertible into a fixed number of shares only until June 28, 2008. Per page F-29, we also note that you were required to register the shares underlying the convertible debt.

We have reviewed the convertible debenture for compliance under FAS 150, FAS 133 and EITF 00-19. The convertible debentures conversion feature does not meet the definition of an embedded derivative, thereby requiring the derivative feature being separated from the debt host and being accounted for at fair value.

Per EITF 00-19 paragraph 4:

The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

December 21, 2006

equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12-32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.

The company has sufficient authorized unissued shares available to settle the conversion term after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The company registered the shares on Form S-3 in August 2005.

Note 18, Third party Licenses and Agreements, page F-34

8.

Please tell us how you determined that recognizing revenue from Global Hotline over the life of the contract is appropriate under SAB 104. Address the relevant terms of the contract, including the penalties and sales quotas. Also tell us how you accounted for the contract with 3S Networks.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTES 2 AND 3.

9.	Please tell us how the amendment reached on December 13, 2005 affected your accounting.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN FOOTNOTE 3.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

10.	Please comply with the comments above as applicable.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN THE QUARTERLY REPORT.

Note 3, Acquisition and Divestitures, page 14

11.	Please provide is the details of your gain from disposal of discontinued operations.

EFFECT HAS BEEN GIVEN TO THIS COMMENT IN THE QUARTERLY REPORT.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

December 21, 2006

In the event the Staff has any further comments concerning the matters contained in this letter, we request, if practicable, that such comments be addressed telephonically to the undersigned at 813-251-5157 or Kevin Lavin at 703-720-7011.

Sincerely,

/s/ Mark Scott

Mark Scott,

President and Chief Financial Officer

cc:	Mr. Henderson — Securities and Exchange Commission
Mr. Suchiro — Securities and Exchange Commission